February 28, 2025 Half‑Year Financial Report – December 31, 2024 In accordance with Listing Rule 4.2A, we enclose the Half‑Year Financial Report (reviewed) on the condensed consolidated results of Opthea Limited (“Opthea”, the “Group” or the “Company”) for the half year ended December 31, 2024. The previous corresponding periods are the fiscal year ended June 30, 2024 and the half year ended December 31, 2023. Information in relation to the operational performance, financial performance, cash flows and financial position is included in the attached Appendix 4D Half‑Year Financial Report. This Half‑Year Financial Report should be read in conjunction with the Company’s Annual Report for the year ended June 30, 2024. Karen Adams Company Secretary i Exhibit 99.2

ii Opthea
2025 Half-Year Report

Appendix 4D

Half-Year Financial Report

Opthea Limited ABN 32 006 340 567

REPORTING PERIOD: HALF YEAR ENDED DECEMBER 31, 2024
PREVIOUS CORRESPONDING PERIOD: HALF YEAR ENDED DECEMBER 31, 2023

INDEX

1. Results for announcement to the markets — iii
2. Financial report:
   - Director’s Report — page 01 of the financial report
   - Additional Business and Operational Updates — page 06 of the financial report
   - Auditor’s Independence Declaration — page 08 of the financial report
   - Financial Statements — pages 09–12 of the financial report
   - Notes to the Condensed Consolidated Financial Statements — pages 13–28 of the financial report
   - Forward-Looking Statements — page 29 of the financial report
   - The Consolidated Entity Disclosing Statement — page 30 of the financial report
   - Directors’ Declaration — page 31 of the financial report
   - Independent Auditor’s Review Report — page 32 of the financial report

This half-year report should be read in conjunction with the Company’s 2024 Annual Report and Form 20-F FY2024. Note: The financial figures provided are in United States dollars.

Except with respect to US dollar amounts presented as contractual terms, amounts denominated in US dollars when received or paid and unless otherwise indicated, certain Australian dollar amounts contained in this report have been converted into US dollars at the rate published by the Reserve Bank of Australia as of December 31, 2024. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US dollars or Australian dollars at that or any other exchange rate as of that or any other rate. We have made rounding adjustments to some of the figures included in this report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede.

This report includes trademarks, trade names and service marks, certain of which belong to the Company and others that are the property of other organizations. Solely for convenience, trademarks and tradenames referred to in this report appear without the ® and ™ symbols, but the absence of those references is not intended to indicate, in any way, that Opthea will not assert its rights or that the applicable owner will not assert its rights to these trademarks and tradenames to the fullest extent under applicable law. Opthea does not intend its use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.

This report contains estimates and information concerning Opthea’s industry and business, including estimated market size and projected growth rates of the markets for Opthea’s product candidates. Unless otherwise expressly stated, the Company obtained this industry, business, market, medical and other information from reports, research surveys, studies and similar data prepared by third parties, industry, medical and general publications, government data and similar sources.

Appendix 4D (continued) This information involves a number of assumptions and limitations. Although Opthea is responsible for all of the disclosure contained in this report and it believes the third‑party market position, market opportunity and market size data included in this report are reliable, the Company has not independently verified the accuracy or completeness of this third‑party data. In addition, projections, assumptions and estimates of Opthea’s future performance and the future performance of the industry in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and in “Forward‑Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by the Company. Results for announcement to the market The condensed consolidated results of Opthea Limited for the six months ended December 31, 2024 are as follows: REVENUES AND RESULTS FROM ORDINARY ACTIVITIES Changes compared to: Revenues from ordinary activities Decreased 60% to 24 Loss from ordinary activities before tax Loss has increased 29% to (137,892) Loss from ordinary activities after tax attributable to members Loss has increased 30% to (131,917) December 31 2023 % December 31 2024 US$(000’s) An explanation of the figures reported above are contained in the Directors’ Report under the heading ‘Financial performance.’ Shareholder distributions No dividends have been paid or declared by the entity since the beginning of the current reporting period. Consolidated Net tangible asset backing per ordinary security ($0.14) ($0.07) NTA BACKING December 31 2024 US$ June 30 2024 US$ Status of review of accounts The financial report for the half year ended December 31, 2024 has been reviewed. The auditor’s review report is included at page 32 of the financial report. iii

This page has been left blank intentionally. iv Opthea 2025 Half‑Year Repor t

A transformative treatment for wet AMD is in S I G HT 2025 Half‑Year Repor t

Contents 01 Directors’ Report 06 Additional Business and Operational Updates Auditor’s Independence Declaration Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income Condensed Consolidated Statement of Financial Position Condensed Consolidated Statement of Changes in Equity Condensed Consolidated Statement of Cash Flows Notes to the Condensed Consolidated Financial Statements Forward‑Looking Statements The Consolidated Entity Disclosure Statement Directors’ Declaration Independent Auditor’s Review Report to the Members of Opthea Limited 34 Corporate Information Our Mission Dedicated to improving and protecting vision in people with retinal diseases. Our lead drug candidate sozinibercept (OPT‑302) is a first‑in‑class VEGF‑C/D inhibitor that has the potential to deliver superior visual outcomes for patients with wet AMD. Our Vision Advancing bold therapeutic innovation and inspiring transformation in the global retinal community. Opthea 2025 Half‑Year Repor t

The directors of Opthea Limited submit herewith the financial report of Opthea Limited and its subsidiaries (“Opthea”, the “Company” or the “Group”) for the half year ended December 31, 2024. In order to comply with the provisions of the Corporations Act 2001 (Cth), the directors report as follows: Directors The names of the Company’s Directors in office during the half year and until the date of this report are: Jeremy Levin Chairman, Non‑Executive Director Kathy Connell Non‑Executive Director (appointed November 15, 2024) Lawrence Gozlan Non‑Executive Director Julia Haller Non‑Executive Director Susan Orr Non‑Executive Director Quinton Oswald Non‑Executive Director Sujal Shah Non‑Executive Director Anshul Thakral Non‑Executive Director Megan Baldwin Executive Director (resigned November 15, 2024) Operating & Financial Review FINANCIAL PERFORMANCE For the half year ended December 31, 2024, the Company’s net loss before income tax is US$137.9 million (December 31, 2023: US$106.7 million). The increased loss compared to the prior period was mainly due to the recognition of the fair value loss on investor options of US$26.7 million, increase in interest expense on the Development Funding Agreement (“DFA”) of US$11.7 million, and offset by the decrease in operating expenses US$8.7 million which was due to a decrease in research and development (“R&D”) spending, attributed to the completion of the Phase 3 clinical trials of sozinibercept for wet AMD and the continued manufacturing of sozinibercept in support of these trials: the total R&D expense was US$69.7 million (December 31, 2023: US$87.2 million); the total administrative expenses was US$15.5 million (December 31, 2023: US$6.7 million), last half year incurred higher personnel costs with the team’s expansion from 34 full time employees (FTE’s) to 49 FTE’s; the income tax benefit for the half year is US$6.0 million (December 31, 2023: US$5.0 million); and basic earnings per share were a loss of US10.82 cents (December 31, 2023: loss of US17.18 cents). FINANCIAL POSITION Points to note on the Company’s financial position are: the cash position at December 31, 2024 was US$131.9 million (June 30, 2024: US$172.5 million); a benefit of US$6.0 million, (December 31, 2023: US$5.0 million) was recognized in relation to the R&D Tax Incentive in the current period of US$6.1 million and included in current tax receivable netted against tax paid US$81 thousand; and at December 31, 2024, the Net tangible asset backing per share was ($0.14) cents (June 30, 2024: ($0.07) cents). Directors’ Report 01

Directors’ Report (continued) Opthea: Corporate Overview Opthea (ASX/NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to treat highly prevalent vision‑threatening eye diseases, including wet age‑related macular degeneration (wet AMD) and diabetic macular edema (DME), which remain leading causes of vision loss worldwide. Lead drug sozinibercept Opthea’s lead candidate sozinibercept is a novel, first‑in‑class vascular endothelial growth factor (VEGF)‑C/D ‘trap’ inhibitor being developed as a combination therapy with VEGF‑A inhibitors for the treatment of wet AMD. It is being evaluated in two pivotal Phase 3 clinical trials (COAST, NCT04757636 and ShORe, NCT04757610) for use in combination with standard‑of‑care anti‑VEGF‑A monotherapies to improve overall efficacy and deliver superior visual gains compared to anti‑VEGF‑A agents alone. Sozinibercept has the potential to become the first therapy in 20 years to improve visual outcomes in patients with wet AMD, enabling them to live fuller and healthier lives. Wet AMD Wet AMD is a progressive, chronic disease of the retina. It remains the leading cause of vision loss in the elderly, impacting about 3.5 million people in the US and Europe alone. Wet AMD is caused by the growth of abnormal blood vessels and leakage under the central portion of the retina, or macula, which is responsible for sharp, central vision. New blood vessels break through layers of the retinal tissue, leaking fluid, leading to loss of vision. Vision loss associated with wet AMD can be rapid, if left untreated, and is generally severe, impacting the patient’s independence and contributing to significant healthcare and economic costs worldwide. Addressing the unmet need for better visual outcomes Although the underlying cause and biology of wet AMD is complex, vascular endothelial growth factor A, or VEGF‑A, has been shown to play an important role in the growth and leakage of vessels associated with the disease, and inhibitors of VEGF‑A are now standard‑of‑care treatments for wet AMD. VEGF‑A is a member of the VEGF family of proteins. It plays an important role in regulating the growth of abnormal new blood vessels and choroidal neovascularization in wet AMD. Opthea is investigating a first‑in‑class agent that targets VEGF‑C and VEGF‑D, additional ligand members of the VEGF family that are mediators of blood vessel growth and vascular leakage and are also implicated in the progression of retinal diseases. VEGF‑C and VEGF‑D function independently of, but in parallel with, VEGF‑A to drive these biological processes. In addition, suppression of VEGF‑A increases VEGF‑C and VEGF‑D levels and may contribute to suboptimal responses to anti‑VEGF‑A monotherapy. By combining sozinibercept with a VEGF‑A inhibitor, a broader blockade of the VEGF receptor‑1, 2 and 3 signalling pathways contributing to the pathophysiology of retinal diseases, can be achieved. Phase 2b data has shown that sozinibercept combination therapy has the potential to further improve visual acuity in patients. VEGF‑A inhibitors potential total addressable wet AMD market is US$12 billion worldwide in 2024. The leading commercially available VEGF‑A inhibitors for the treatment of wet AMD, ranibizumab (Lucentis®), aflibercept (Eylea®), faricimab (Vabysmo®), together with bevacizumab (Avastin®), a VEGF‑A inhibitor used off‑label, account for the vast majority of intravitreal injections for wet AMD worldwide. Other marketed VEGF‑A inhibitors include brolucizumab (Beovu®) and recently, biosimilar (generic) versions of ranibizumab (Cimerli® and Byooviz®) and aflibercept (Pavblu®) have also been approved and launched for wet AMD. Such widespread use of the VEGF‑A inhibitor class of therapies reflects the importance that physicians and patients attribute to the preservation and improvement of vision and related quality of life. 02 Opthea 2025 Half‑Year Repor t

Directors’ Report (continued) The sozinibercept opportunity While many patients experience gains or stabilization of vision, the majority of wet AMD patients exhibit a sub‑optimal response to anti‑VEGF‑A therapies and fail to achieve 20/40 vision essential to improve their independence such as their ability to drive, read and maintain other activities of daily living. There remains a very large commercial opportunity for novel therapies that address the unmet medical need for patients to further improve their visual acuity, despite regular administration of currently available treatments. Sozinibercept is a novel, first‑in‑class VEGF‑C/D ‘trap’ inhibitor designed to be used in combination with standard‑of‑care anti‑VEGF‑A therapies, with the potential to deliver superior visual outcomes. Many agents currently in clinical development are seeking to reduce the frequency of patient treatments, rather than provide superior vision gains for those affected by retinal diseases. Opthea’s Phase 2b clinical data supports the hypothesis that combining sozinibercept with a VEGF‑A inhibitor results in more complete and effective inhibition of angiogenesis and vascular leakage in eyes affected by wet AMD compared to anti‑VEGF‑A treatment alone. Statistically superior vision gains in patients with treatment‑naïve wet AMD were achieved with the intravitreal combination of 2.0 mg sozinibercept and Lucentis (+14.2 letters, p‑value=0.0107), compared with Lucentis monotherapy (+10.8 letters), representing an additional and statistically superior +3.4 letter gain in the total patient population as measured by best corrected visual acuity (BCVA). Furthermore, a mean additional gain of +5.7 letters (p‑value=0.0002) was observed in patients with minimally classic and occult lesions that were administered sozinibercept therapy compared to Lucentis alone. These lesion types are typically more difficult to treat with anti‑VEGF‑A monotherapy and represented approximately 75% of wet AMD patients enrolled in the trial. The results of the Phase 2b clinical trial have informed the design and statistical analysis for the pivotal Phase 3 clinical development program, which Opthea believes is optimized for success. The Phase 3’s hierarchical primary analysis will first be conducted in the minimally classic and occult patient populations where Opthea demonstrated an additional +5.7 letter gain in BCVA in the Phase 2b trial between treatment groups, followed by analysis of the total patient population. Sozinibercept is currently being evaluated in two fully enrolled pivotal Phase 3 clinical trials (COAST and ShORe) designed to assess the safety and superior efficacy of sozinibercept combination therapy versus standard‑of‑care anti‑VEGF‑A therapies for the treatment of wet AMD. Topline results for COAST are expected in early Q2/CY2025 and for ShORe in mid CY2025. Sozinibercept is the only product in late‑stage clinical development for wet AMD that in combination with an anti‑VEGF‑A has the potential to be the first therapy in 20 years to deliver superior visual outcomes to patients suffering from this debilitating disease. Operational update For the six months ended December 31, 2024, Opthea has made significant progress in advancing its Phase 3 clinical trial program and preparing for topline data readout of COAST expected in early Q2 CY2025 and ShORe in mid‑CY2025. On July 14, 2024, Opthea announced the results of the A$55.9 million (US$36.9 million) retail entitlement offer, representing the final stage of the Company’s approximately A$227.3million (US$150.0 million) capital raising initiated in June 2024. At December 31, 2024, Opthea had cash and cash equivalents of US$131.9 million. For the six months ended December 31, 2024, the main focus for Opthea was to build out the organizational function and prepare for the Phase 3 clinical topline data read out of COAST and ShORe while readying the Company for a potential FDA approval and US market launch of sozinibercept in wet AMD. Opthea’s Executive Leadership Team was expanded with the hires of Mike Campbell as Chief Commercial Officer effective September 9, 2024, and Parisa Zamiri MD. PhD, as Chief Medical Officer effective October 7, 2024. In addition, Tom Reilly joined the organization as Chief Financial Officer effective October 28, 2024. The Company further deepened its commercial and clinical teams expertise with key hires including the VP Marketing, VP Market Access, VP Global Clinical Operations, and SVP Biometrics. 03

Directors’ Report (continued) On September 18, 2024, Opthea announced the completion of its drug substance PPQ campaign consisting of the production of three successful consecutive commercial‑scale drug substance batches required for the validation of Opthea’s commercial manufacturing process. On February 18, 2025, Opthea announced the completion of week 52 last patient last visit in COAST Phase 3 trial, evaluating sozinibercept in combination with aflibercept. On February 26, 2025, Opthea announced the completion of its PPQ campaign that consisted of three consecutive commercial‑scale drug product batches. Opthea continued to build awareness for sozinibercept and its Phase 2b data with global retina thought leaders and the broader retinal community through its scientific presence at key conferences like EURETINA, in September 2024, the formation of its Medical Advisory Board composed of 10 retina thought leaders from countries around the world including the US, Argentina, Australia, China, France, Germany, and Israel, as well as two peer reviewed publications which further underpin sozinibercept’s potential as a novel, first‑in‑class VEGF‑C/D ‘trap’ inhibitor to improve visual and anatomic outcomes in wet AMD and DME. INTELLECTUAL PROPERTY With respect to sozinibercept, Opthea owns a patent family with two issued US patents, an issued European patent validated in 38 countries and non‑US patents granted in Australia, Canada, China, Colombia, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and South Africa, pending patent applications in Brazil and Philippines and pending divisional or continuation applications in the US, Europe and Malaysia. The patents have claims covering the composition of matter of sozinibercept and its use in treating disorders involving neovascularization, including eye diseases such as wet AMD and diabetic macular edema. There are also claims to nucleic acids, vectors, and host cells for producing sozinibercept. These issued patents and pending patent applications, if issued, have a patent term to 2034, with potential for patent term extensions and market exclusivity periods (12 years for a biologic). Opthea owns another granted patent relating to soluble VEGFR‑3 molecules which includes composition of matter claims to soluble VEGFR‑3 molecules (such as sozinibercept) which is in the US only, expiring November 2026, with corresponding applications in Australia, Canada, Europe and Japan having already expired in 2022. INVESTOR RELATIONS Over the past six months, Opthea has continued to raise the profile of sozinibercept, its Phase 2b data and the Phase 3 pivotal clinical development program to the global investment community. Opthea regularly presented and met with global institutional and retail investors through investor meetings and forums. The Opthea management team presented at multiple investor conferences in the second half of CY2024, including the H.C. Wainwright 4th Annual Ophthalmology Virtual Conference, the H.C. Wainwright 26th Global Investment Conference, the Cantor Global Healthcare Conference, the UBS Virtual Ophthalmology Day, the Virtual Bell Potter Healthcare Conference and the Jefferies London Healthcare Conference, as well as the Citi Global Healthcare Conference. Opthea also had scientific presence at international retina meetings including EURETINA, FLORetina and Innovate Retina. ROUNDING OFF OF AMOUNTS The Company is of a kind referred to in ASIC Corporations (Rounding in Financials/Directors’ Reports) Instrument 2016/191, dated March 24, 2016, and consequently the amounts in the directors’ report and the financial statements are rounded off to the nearest thousand dollars, unless otherwise indicated. SUBSEQUENT EVENTS No other matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affect operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years. 04 Opthea 2025 Half‑Year Repor t

Directors’ Report (continued) Future developments Opthea continues to prepare for the Phase 3 clinical data read out of COAST expected in early Q2 CY2025 and ShORe in mid‑CY2025. The Company is working to advance its commercial manufacturing activities, regulatory engagement, and prepare the organization for a potential FDA approval and US market launch of sozinibercept in wet AMD. The key objectives of the Company over the next 12 months are to: Deliver the 52‑week topline data read‑outs for the COAST and ShORe pivotal trials, expected early Q2 CY2025 and mid‑CY2025 respectively; Complete the commercial validation batches and build out the organizational functions in support of a potential Biologics License Application filing in the first half of CY2026 and approval leading to the commercial launch in the US and later around the world; and Evaluate opportunities to raise additional capital to solidify the Company’s cash position ahead of potential regulatory approval and commercialization activities. On behalf of the Directors Jeremy Levin Chairman February 28, 2025 05

Additional Business and Operational Updates Risk Factors Investing in our securities involves a high degree of risk. You should consider and read carefully all of the factors, including potential uncertainties described below, as well as the Risk Factors included in our Form 20‑F filing for the fiscal year ending June 30, 2024 as filed with the Securities and Exchange Commission on August 30, 2024, including our condensed financial statements and related notes included elsewhere in this half‑year Report. If any of the risks and uncertainties described under Risk Factors included in our Form 20‑F for the fiscal year ended June 30, 2024 or the following uncertainties actually occur, it could harm our business, prospects, results of operations and financial condition. In such event, the trading price of the ordinary shares and the ADSs could decline, and you might lose all or part of your investment. You should not interpret our disclosure of any of the risks and uncertainties described under Risk Factors included in our Form 20‑F for the fiscal year ended June 30, 2024 or the following uncertainties to imply that such risks have not already materialized. DEVELOPMENT FUNDING AGREEMENT, FINANCIAL RESOURCES AND TIMING OF THE COMPLETION OF THE CLINICAL TRIALS As described in the Operational Update in the Directors Report, the Company had US$131.9 million of cash at December 31, 2024. Opthea believes that it will be able to fund its operating and research development expenses through at least the third quarter of 2025. This cash runway forecast is subject to a number of assumptions, including assumptions and forecasts regarding Clinical Research Organization (“CRO”), Contract Development Manufacturing Organization (“CDMO”) and labor costs, costs to retain and attract any required personnel and costs to engage additional consultants and advisors. Opthea has in the past incurred significantly increased costs in connection with the activities conducted by third party CROs, CDMOs and other service providers to prepare for and progress its Phase 3 clinical trials, and may continue to incur higher than expected costs for such activities in the future, including due to factors outside its control. If any additional factors cause the Phase 3 clinical trials to be further delayed or more costly, including higher than expected CRO, CDMO or labor costs, then Opthea will need to obtain additional financing earlier than its forecast to report top‑line data. Further, while Opthea expects to have sufficient funds into the third calendar quarter of 2025 and through the anticipated topline data readout dates for its Phase 3 clinical trials, Opthea will not have sufficient funds to fully fund all anticipated costs of the Phase 3 clinical trials and Opthea will require additional funding to reach commercialization of sozinibercept in any indication, including wet AMD. Opthea will need to raise significant additional funds to complete both trials’ two‑year efficacy and safety phase, file a biologics license application with the FDA and EMA, potentially launch sozinibercept, if approved, and meet the obligations under the DFA including the minimum cash condition and payment of development and commercialization costs. As a result of among other things, certain obligations under the DFA and applicable law regarding liquidity, Opthea expects to raise or obtain additional capital from external sources, in one or more transactions, earlier than the third calendar quarter of 2025. If sufficient capital is not available, Opthea may seek to modify the original trial design and protocol. Opthea expects to incur substantial and increasing operating losses over the next several years as its research, development, manufacturing and clinical trial activities increase. Additionally, if sozinibercept is approved for commercial sale, Opthea’s commercialization expenses will increase significantly as Opthea seeks a commercialization partner or establish sales, marketing, distribution, manufacturing, supply chain and other commercial infrastructure. As a result, Opthea’s accumulated losses will also increase significantly. Opthea may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may negatively affect its business. If sozinibercept is approved in a major market (as defined in the DFA), Opthea must make a fixed payment to the Investors under the DFA within 90 days of approval, followed by six annual payments. The Investors will also receive a variable payment of 7% of net sales. To date, the Investors have invested $170 million. If sozinibercept is approved, the Investors will receive four times invested capital, or $680 million over approximately six years. Opthea anticipates that profits generated by the sales of sozinibercept should be able to fund this repayment, however there can be no assurances that Opthea will have sufficient cash resources to repay this amount when it is due. 06 Opthea 2025 Half‑Year Repor t

Additional Business and Operational Updates (continued) The payments required under the DFA are significant. Failure to generate sufficient revenue to make such payments if and as they become due, or failure to otherwise finance such payments would have a material adverse effect on Opthea’s business. In addition, if Opthea is unable to comply with its obligations under the DFA and/or one of the termination events under the DFA occurs, Opthea’s payment obligations thereunder may be accelerated. The acceleration of payments under the DFA would have a material impact on Opthea’s business and Opthea may not be able to make such payments at such time. Opthea may also require additional external funding to meet the minimum cash condition under the DFA or to pay for development and commercialization costs in excess of funding under the DFA including prior to the readout of top‑line results for Opthea’s Phase 3 clinical trials for sozinibercept for the treatment of wet AMD. If Opthea is unable to obtain such additional external funding and as such are unable to meet the minimum cash condition, Opthea is required to provide notice to the Investors. Under the DFA, upon receipt of such notice, the Investors have the option, but not the obligation, to contribute additional funds under the terms of the DFA if Opthea is unable to raise sufficient capital in a timely manner. If the Investors choose not to contribute additional funds and we are unable to raise additional capital, Opthea may become insolvent or may otherwise be in material breach under the DFA for failing to fund development and commercialization costs in excess of the funding received, which will result in significant payments becoming due under the Funding Agreement. Based on our current cash flow estimates, and in the absence of any additional external funding, we expect to be unable to meet the minimum cash condition prior to the third calendar quarter of 2025 and may have to provide notice to the Investors at such time. Furthermore, the obligations under the DFA are secured by a lien on all of Opthea’s assets (other than intellectual property not related to sozinibercept). The security interest will terminate when Investor receives payments and/or change of control acceleration payments equal to two times the funding provided or upon certain terminations of the DFA. A default under the DFA, including in the event of Opthea’s insolvency or its inability to pay development and commercialization costs in excess of funding received under the DFA, may result in a foreclosure on Opthea’s intellectual property and seizure of all of its assets and could result in Opthea having to pay the Investors multiples of the amounts paid to Opthea. In addition, Opthea may need to implement further internal controls and processes to ensure compliance with all obligations under the DFA, otherwise Opthea could inadvertently default under it. For additional details regarding the DFA, see Note 16 Non‑current liabilities – Financial Liabilities – DFA to the Condensed Consolidated Financial Statements in this report. Opthea does not have any other committed external source of funds and expects to finance future cash needs through public or private equity or debt offerings or collaborations. However, the DFA limits the type of financing Opthea may pursue in the future and Opthea may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If Opthea raises additional capital, this may cause dilution to holders of the Company’s ordinary shares and American Depositary Shares. Opthea may also raise additional capital, including through dilutive equity financings, opportunistically to supplement capital that may be available under the DFA and to further support its clinical trials for sozinibercept. 07

Deloitte Touche Tohmatsu ABN 74 490 121 060 477 Collins Street Melbourne VIC 3000 Australia Tel: +61 8 9365 7000 www.deloitte.com.au 28 February 2025 The Board of Directors Opthea Limited Suite 403, Level 4 650 Chapel Street South Yarra VIC 3141 Dear Directors Auditor’s Independence Declaration to Opthea Limited In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Opthea Limited (“Opthea”). As lead audit partner for the review of the half year financial report of Opthea Limited for the half year ended 31 December 2024, I declare that to the best of my knowledge and belief, there have been no contraventions of: the auditor independence requirements of the Corporations Act 2001 in relation to the review; and any applicable code of professional conduct in relation to the review. Yours faithfully DELOITTE TOUCHE TOHMATSU Chetan Vaghela Partner Chartered Accountants Liability limited by a scheme approved under Professional Standards Legislation. Member of Deloitte Asia Pacific Limited and the Deloitte organisation. Auditor’s Independence Declaration 08 Opthea 2025 Half‑Year Repor t

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income foR thE halF yeaR endeD decembeR 31, 202 Revenue Other income 24 125 61 141 Total Revenue 149 202 Research and development expenses (includes amounts paid to related parties $2,590; 2023 $4,325)1 Administrative expenses1 (includes amounts paid to related parties $175; 2023 Nil) (69,714) (15,549) (87,240) (6,699) Total operating expense (85,263) (93,939) Operating Loss (85,114) (93,737) Finance income Interest expense on DFA 7 Gain on remeasurement of financial liability – DFA*2 8 Fair value loss on derivatives – investor options 9 Net foreign exchange gain/(loss) 6 3,833 (22,178) – (32,234) (2,199) 1,798 (10,499) 387 (5,500) 827 Loss before income tax (137,892) (106,723) Income tax benefit 10 5,975 5,038 Loss for period (131,917) (101,685) Other comprehensive income Items that will not be subsequently reclassified to profit or loss: Fair value gains on investments in financial assets Other comprehensive income for the period – – – – Total comprehensive loss for the period (131,917) (101,685) Earnings per share for loss attributable for the ordinary equity holders of the parent: Basic and diluted loss per share (cents) (10.82) (17.18) December 31 Note 2024 US$(000’)s 2023 US$(000’s) Restated Notes to the condensed consolidated financial statements are included on pages 13 to 28. Development Funding Agreement (“DFA”). Figures have been represented as described in Note 3. The description of this amount has changed as described in Note 8. 09

10

Opthea
2025 Half-Year Report

Condensed Consolidated Statement of Financial Position

As at December 31, 2024

	Note	December 31 2024 US$(000's)	June 30 2024 US$(000's)
Current Assets			
Cash and cash equivalents	11	131,916	172,471
Current tax receivable Receivables		5,988	10,398
Prepayments (includes amounts owed by related parties $2,700 (June 2024: $2,724))	12	1,996	1,426
		4,224	3,897
Total current assets		**144,124**	**188,192**
Non-current assets Equipment Right-of-use assets			
Prepayments (includes amounts owed by a related party $1,600 (June 2024: $450))	13	2	48
		42	84
		1,602	467
Total non-current assets		**1,646**	**599**
Total assets		**145,770**	**188,791**
Current liabilities			
Payables	14	30,032	38,104
Lease liabilities		38	93
Derivative financial liabilities – investor options	15 Provisions	60,518	24,840
		1,159	1,018
Total current liabilities		**91,747**	**64,055**
Non-current liabilities			
Financial liabilities – DFA (includes amounts due to a related party $157,209 (June 2024: $141,555))	16	222,714	200,536
Provisions		14	10
Total non-current liabilities		**222,728**	**200,546**
Total liabilities		**314,475**	**264,601**
Net assets		**(168,705)**	**(75,810)**
Equity			
Contributed equity: ordinary shares	17	497,468	466,084
Accumulated losses		(711,622)	(579,704)
Reserves	18	45,449	37,810
Total equity		**(168,705)**	**(75,810)**

Notes to the condensed consolidated financial statements are included on pages 13 to 28.

11

Condensed Consolidated Statement of Changes in Equity

foR thE halF yeaR endeD decembeR 31, 202

	Contributed Equity US$(000's)	Share-Based Payments Reserve US$(000's)	Fair Value of Investments Reserve US$(000's)	FX Translation Reserve US$(000's)	Accumulated Losses US$(000's)	Total Equity US$(000's)
At July 1, 2024	**466,084**	**16,636**	**1,085**	**20,089**	**(579,705)**	**(75,811)**
Loss for the period	–	–	–	–	(131,917)	(131,917)
Total comprehensive income and expense for the period	–	–	–	–	(131,917)	(131,917)
Issue of ordinary shares (net of issuance costs US$2,829,716 and investor options fair value US$3,443,682)	31,353	–	–	–	–	31,352
Recognition of share-based payment	–	7,639	–	–	–	7,639
Issue of ordinary shares on conversion of LTIP	31	–	–	–	–	32
Balance at December 31, 2024	**497,468**	**24,275**	**1,085**	**20,089**	**(711,622)**	**(168,705)**
At July 1, 2023	**320,884**	**11,551**	**1,085**	**20,089**	**(359,462)**	**(5,853)**
Loss for the period – restated	–	–	–	–	(101,685)	(101,685)
Total comprehensive income and expense for the period	–	–	–	–	(101,685)	(101,685)
Issuance of ordinary shares in September 2023 net of issuance costs $4,764,890 (includes issuance costs paid to related party of $125,000) – restated	50,278	–	–	–	–	50,273
Recognition of share-based payment	–	1,688	–	–	–	1,688
Issue of ordinary shares on conversion of LTIP	1	–	–	–	–	1
Balance at December 31, 2023 – restated	**371,158**	**13,239**	**1,085**	**20,089**	**(461,147)**	**(55,576)**

Notes to the condensed consolidated financial statements are included on pages 13 to 28.

Condensed Consolidated Statement of Cash Flows For the half year ended December 31, 2024 Cash flows from operating activities Interest received 3,802 1,795 Royalty and license income received 24 61 Grant and other income received 165 81 Payment of lease interest (3) (3) Payments to suppliers, employees and for research and development and intellectual property costs (inclusive of GST) (86,872) (76,972) Income taxes paid – US (81) (249) Research and development tax incentive scheme credit received in cash 10,398 5,926 Net cash flows used in operating activities (72,567) (69,361) Cash flows from investing activities Purchase of plant and equipment (13) (4) Net cash flows (used in) investing activities (13) (4) Cash flows from financing activities Payment of lease liabilities (55) (52) Net Proceeds on issue of ordinary shares, net of issuance costs 34,796 53,437 Net proceeds under the DFA – 85,000 Cash received for ordinary shares issued on exercise of options under LTIP 31 1 Net cash flows provided by financing activities 34,773 138,385 Net increase in cash and cash equivalents (37,807) 69,020 Effect of foreign exchange rate changes (2,748) (1,140) Cash and cash equivalents at beginning of the period 172,471 89,189 Cash and cash equivalents at end of the period 131,916 157,069 December 31 2024 US$(000’s) 2023 US$(000’s) Notes to the condensed consolidated financial statements are included on pages 13 to 28. 12 Opthea 2025 Half‑Year Repor t

Notes to the Condensed Consolidated Financial Statements For the half year ended December 31, 2024 Corporate Information The condensed consolidated financial report of Opthea Limited (the ‘Group’), for the half year ended December 31, 2024 was authorized for issue in accordance with a resolution of the directors on February 28, 2025. Opthea Limited (“the Parent”) is a company limited by shares incorporated in Australia whose ordinary shares are publicly traded on the Australian Securities Exchange (ASX) and whose American Depository Shares (ADSs) are listed on the NASDAQ. Adoption of new and revised Australian Accounting Standards The condensed consolidated half year financial statements have been prepared using the same accounting policies as used in the annual financial statements for the year ended June 30, 2024. There were no changes in accounting policy during the half year ended December 31, 2024, nor did the introduction of new accounting standards lead to any changes in measurement or disclosure in these financial statements. The Group has not adopted any accounting standards that are issued but not yet effective. Significant accounting policies that summarize the measurement basis used and are relevant to an understanding of the financial statements are provided in the annual financial report. Set out below are the new and revised Standards and amendments thereof effective for the current half‑year that are relevant to the Group: Pronouncement Impact AASB 2022‑5 Amendment to Australian Accounting Standards – Lease Liability in a Sale and Leaseback Requires a seller‑lessee to subsequently measure lease liabilities arising from a sale and leaseback transaction in a way that does not result in recognition of a gain or loss that relates to the right of use it retains. The Group does not currently have sale and leaseback arrangements. The Group will apply the amendments if sale and leaseback arrangements are entered into in the future. AASB 2022‑6 Amendments to Australian Accounting Standard – Non‑current Liabilities with Covenants Clarifies when liabilities should be presented as current or non‑current in the statement of financial position, including the impact of covenants. Going Concern The condensed consolidated financial statements have been prepared on the going concern basis, which contemplates continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. For the half year ended December 31, 2024, the Group incurred a loss after income tax of US$131.9 million (2023: US$101.7 million) and had net cash outflows from operating activities of US$72.6 million (2023: US$69.4 million). As of December 31, 2024, the Group had cash and cash equivalents of US$131.9 million (June 2024: US$172.4 million), net current assets of US$61.5 million (June 2024: US$124.1 million) and was in a net liability position of US$168.7 million (June 2024: net liability US$75.8 million). The Group expects that the cash on hand at December 31, 2024 of US$131.9 million, will be able to fund its operations into the third calendar quarter of 2025 and that such proceeds will also be sufficient to fully fund all anticipated costs of the Phase 3 clinical trials to week 52 topline data, expected in early second quarter calendar year 2025 for the COAST trial and in mid calendar year 2025 for the ShORe trial. This cash runway forecast is subject to a number of assumptions, including assumptions and forecasts regarding Clinical Research Organization (“CRO”), Contract Development Manufacturing Organization (“CDMO”) and labor costs, costs to retain and attract any required personnel and costs to engage additional consultants and advisors. Opthea has in the past incurred significantly increased costs in connection with the activities conducted by third party CROs, CDMOs and other service providers to prepare for and progress its Phase 3 clinical trials, and may continue to incur higher than expected costs for such 13

Notes to the Condensed Consolidated Financial Statements (continued) activities in the future, including due to factors outside its control. If any additional factors cause the Phase 3 clinical trials to be further delayed or more costly, including higher than expected CRO, CDMO or labor costs, then Opthea will need to obtain additional financing earlier than its forecast to report top line data. Further, while Opthea expects to have sufficient funds into the third calendar quarter of 2025 and through the anticipated topline data readout dates for its Phase 3 clinical trials, Opthea will not have sufficient funds to fully fund all anticipated costs of the Phase 3 clinical trials and Opthea will require additional funding to reach commercialization of sozinibercept in any indication, including wet AMD. Opthea will need to raise significant additional funds to complete both trials’ two year efficacy and safety phase, file a biologics license application with the FDA and EMA, potentially launch sozinibercept, if approved, and meet the obligations under the Amended & Restated Development Funding Agreement (“DFA”) including the minimum cash condition and payment of development and commercialization costs. As a result of among other things, certain obligations under the DFA and applicable law regarding liquidity, Opthea expects to raise or obtain additional capital from external sources, in one or more transactions, earlier than the third calendar quarter of 2025. As the Group is still in the research and development phase, the ability of the Group to continue its development activities as a going concern is dependent on it deriving sufficient cash from debt and equity investors. The Group does not have any committed external source of funds and expects to finance future cash needs through the exercise of outstanding registered investor options, public or private equity financings, or potential collaborations within select regions such as the US, EU, Australia, or rest of world markets, to leverage greater market exposure and to commercialize sozinibercept for wet AMD. As part of both equity financings in August/September 2023 and June/July 2024, investors in these equity capital raises received investor options (“Investor Options”). These Investor Options are registered and trade on the Australian Securities Exchange (“ASX”). Currently on issue are approximately 97.8 million 2023 Investor Options with an exercise price of A$0.80 and an expiry of August 31, 2025, and approximately 189.4 million 2024 Investor Options with an exercise price of A$1.00 and an expiry of June 30, 2026. Option holders can exercise their options and pay the cash proceeds to Opthea to secure their ordinary shares at any time before expiry. Assuming the holders exercise all their options, Opthea will receive approximately US$50.9 million and US$123.1 million in gross cash proceeds from the 2023 and 2024 Investor Options, applying current foreign exchange rates between the period January 1, 2025 to June 30, 2026. These options are considered uncommitted funding at the date of the approval of these financial statements. Refer to Note 9 and 15 for details of how Investor Options are accounted for. The DFA contains terms that require compliance by the Company to maintain a minimum cash balance and to provide a notice to the DFA Investors in the event it anticipates that it may not meet the requirement. Under such a notification, the DFA investors have the option, but not the obligation, to contribute additional funds under the existing DFA terms if the Group cannot sufficiently raise capital in a timely manner. Based on the cash flow forecast and in the absence of any capital raises or other sources of funding, the Group is expected to be below this requirement prior to the third calendar quarter 2025 and would therefore trigger a notification to the DFA Investors. The notification carries tow potential implications: the Investor may choose to provide additional funding, or Opthea must commence a capital raise within a month. In certain instances which may result upon the termination of the DFA, the Group will be obligated to pay the DFA investors several multiples of the amounts paid to the Group under the financing agreement. At December 31, 2024, the Group remains in compliance with the DFA and no such instances have occurred or are expected to occur. The Directors and management have considered the cash flow forecasts including the funding requirements of the business. They have also considered the Group’s key risks and uncertainties affecting the likely development of the business, as well as the progress of the clinical trials. Topline results for COAST are expected in early Q2 CY2025 and for ShORe in mid CY2025. The expected results are critical milestones in the Company’s plans to commercialize sozinibercept for wet AMD. While the Group can manage the timing of expected future cash outflows, any material changes to the Group’s forecasts may impact the progress of the clinical trials and the timing of regulatory approval. The Group has a history of successfully raising capital to fund its ongoing operations, including most recent offering in July and June 2024 of US$150 million via a private placement and rights offer. Based on this assessment, the Directors and management believe that the Group has adequate funding from its existing funds and the funds it is reasonably likely able to raise to continue normal activities, realize its assets, and settle its liabilities in the normal course of business. Accordingly, the directors have prepared the condensed consolidated financial statements on a going concern basis. 14 Opthea 2025 Half‑Year Repor t

Notes to the Condensed Consolidated Financial Statements (continued) If COAST top line data is mixed or negative, the Company will require additional funding to continue operations through ShORe top line data readout in order to remain solvent and comply with the DFA obligations. In the event that both Coast and Shore top line data is unfavorable, the company would evaluate the results of these outcomes and consider the next steps including all the costs if a decision is made to terminate the clinical trials. There is no guarantee that sufficient funds will be able to be raised to finance operations for 12 months from the issuance of these condensed consolidated financial statements. Therefore, a material uncertainty exists that may cast significant doubt as to whether the Group will continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the Group not continue as a going concern. 3. Summary of accounting policies BASIS OF PREPARATION These condensed consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of certain non‑current assets and financial instruments such as the Derivative financial liabilities – investor options. Cost is based on the fair values of the consideration given in exchange for assets. All amounts are presented in United States Dollars, unless otherwise noted. The accounting policies and methods of computation adopted in the preparation of the half‑year financial report are consistent with those adopted and disclosed in the Company’s 2024 annual financial report for the financial year ended June 30, 2024. The accounting policies are consistent with Australian Accounting Standards and with International Financial Reporting Standards. CHANGE IN PRESENTATION (i) Research and Development and Administrative expenses In the prior financial year, the Group changed its presentation in the condensed consolidated statement of profit or loss and other comprehensive income to reflect expenses by business function. As part of this change, it was identified that certain insurance and employee costs should be reclassified from Administration expenses to Research and Development expenses to better reflect the full nature of the Research and Development expenses. These adjustments represent reclassifications within operating expenses and had no effect on the operating loss and total loss for the year. Prior year comparative amounts have been reclassified which resulted in US$2.7 million of expenses being reclassified from Administration expenses to Research and Development expenses. ROUNDING OFF OF AMOUNTS The company is of a kind referred to in ASIC Corporations (Rounding in Financials/Directors’ Reports) instrument 2016/191 and in accordance with that Corporations instrument amounts in the half‑year financial report are rounded off to the nearest thousand dollars, unless otherwise indicated. Opthea has applied ASIC‑CI 2016/191 for the first time in the current half‑year. Accordingly, the rounding in this half‑year period, including comparative information, have been presented in accordance with the level of rounding permitted and used in the current half‑year period. SHARE BASED PAYMENTS The Group provides benefits to directors and employees (including key management personnel) of the Group in the form of share based payments, whereby employees render services in exchange for shares or rights over shares (equity settled transactions). The cost of these equity settled transactions with employees is measured by reference to the fair value at the date at which they are granted. Binomial, Monte Carlo and the Black Scholes methods have been used to value the options issued. The cost 15

Notes to the Condensed Consolidated Financial Statements (continued) of the equity settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are considered achievable (the vesting period), ending on the date on which the relevant employees become fully entitled to the award (the vesting date). The charge to profit or loss for the period is the cumulative amount less the amounts already charged in previous periods. There is a corresponding credit to equity. Until an award has vested, any amounts recorded are contingent and will be adjusted if more or fewer awards vest than were originally anticipated to do so. REVENUE RECOGNITION License revenue in connection with licensing of the Group’s intellectual property (including patents) to customers is recognized as a right to use the Group’s intellectual property as it exists at the point in time in which the license is granted. This is because the contracts for the license of intellectual property are distinct and do not require, nor does the customer reasonably expect, that the Group will undertake further activities that significantly affect the intellectual property to which the customer has the rights. Although the Group is entitled to sales‑based royalties from the eventual sales of goods and services to third parties using the intellectual property licensed, these royalty arrangements do not in themselves indicate that the customer would reasonably expect the Group to undertake such activities, and no such activities are undertaken or contracted in practice. Accordingly, the promise to provide rights to the Group’s intellectual property is accounted for as a performance obligation satisfied at a point in time. The following consideration is received in exchange for licenses of intellectual property: up‑front license fees – these are fixed amounts and are recognized at the point in time when the Group transfers the intellectual property to the customer; and sales‑based royalties – these are variable consideration amounts promised in exchange for the license of intellectual property and are recognized when the sales to third parties occur given the performance obligation to transfer the intellectual property to the customer is already satisfied. During the half year ended December 31, 2024 and 2023, the Group’s only revenue related to sales‑based royalties. RESEARCH AND DEVELOPMENT COSTS Research costs are expensed as incurred. An intangible asset arising from the development expenditure on an internal project will only be recognized when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. As of December 31, 2024, the Group is in the research phase and has not capitalized any development costs to date. FINANCIAL ASSETS AND LIABILITIES Recognition and derecognition of financial assets Purchases and sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the marketplace are recognized on the trade date, i.e., the date that the Group commits to purchase the asset. Financial assets are derecognized when the right to receive cash flows from the financial assets has expired or when the entity transfers substantially all the risks and rewards of the financial assets. If the entity neither retains nor transfers substantially all of the risks and rewards, it derecognizes the asset if it has transferred control of the assets. When financial assets are recognized initially, they are measured at fair value, plus directly attributable transaction costs. 16 Opthea 2025 Half‑Year Repor t

Notes to the Condensed Consolidated Financial Statements (continued) Cash and cash equivalents Cash and cash equivalents in the statement of financial position comprise cash at bank and in hand and short term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. For the purposes of the statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above. Finance income Almost all of the Group’s finance income is earned on short term bank deposits, and as such, finance income is recognized when the Group’s right to receive the payment is established. Payables Payables are carried at amortized cost and due to their short term nature, they are not discounted. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. The amounts are unsecured and are usually paid within 30 days of recognition. Financial liabilities – DFA Financial liabilities are recognized in the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisitions or issue of financial liabilities (other than financial liabilities at fair value through profit or loss) are deducted from the fair value of the financial liabilities, as appropriate, on initial recognition. Subsequent measurement of the liability will be at its amortized cost, subject to any remeasurement of the obligation for changes in assumptions which would be recognized through the condensed consolidated statement of profit or loss and other comprehensive income. Amortized cost and effective interest method The effective interest method is a method of calculating the amortized cost of an instrument and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of the financial liability. Interest expense is recognized in profit and loss and is included in the “Interest expense on DFA” line item. Derivative financial liabilities – investor options Derivative financial liabilities relate to investor options and are recognized in the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument. These options are considered a derivative as these are options with an exercise price denominated in a currency that differs from an entity’s functional currency and where certain existing equity investors were not offered to participate in the equity raise on a pro rata basis. Such derivatives are measured at fair value with subsequent changes in fair value accounted for through profit and loss Transaction costs that are directly attributable to the issue of derivative financial liabilities at fair value through profit or loss are recognized immediately in profit or loss. Transaction costs are allocated between the instruments issued based on the proportionate fair value. At every reporting period, the Company reviews the fair value of the investor option which can be measured against the current trading value of the options on ASX. It is expected that a revaluation will result in a non cash gain or loss depending on the closing trading price of the options. Revaluation gains or losses are recognized on the Profit or Loss statement with a corresponding adjustment recorded to the liability. The gains or losses are unrealized. 17

18
Opthea
2025 Half-Year Report

Notes to the Condensed Consolidated Financial Statements (continued)

INCOME TAX

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the current period's taxable income. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Research and development tax incentive

The Research and Development ("R&D") Tax Incentive Scheme is an Australian Federal Government program under which eligible companies with annual aggregated revenue of less than A$20 million can receive cash amounts equal to 43.5% of eligible research and development expenditures from the Australian Taxation Office ("ATO"). The R&D Tax Incentive Scheme relates to eligible expenditure incurred in Australia and, under certain circumstances, overseas on the development of the Group's lead candidate, sozinibercept. The R&D tax incentive is applied annually to eligible expenditure incurred during the Group's financial year following annual application to AusIndustry, an Australian governmental agency, and subsequent filing of its Income Tax Return with the ATO after the financial year end. The Group estimates the amount of R&D tax incentive after the completion of the financial year based on eligible Australia and overseas expenditures incurred during that year.
The Group has presented incentives in respect of the R&D Tax Incentive Scheme within income tax benefit in the Statement of Profit or Loss and Other Comprehensive Income by analogizing with AASB 112 *Income Taxes*.

4. Prior period error

At December 31, 2024, the condensed consolidated statement of profit or loss and other comprehensive income includes an US$5.5 million Fair value loss on derivatives – investor options. This Fair value loss on derivatives – investor options that was not previously reported in the December 31, 2023 interim financial statements relating to Investor options issued in September 2023. The corresponding financial liability relating to these investor options as at December 31, 2023 was US$8.7 million. In the prior year financial statements, this amount was presented within equity, not as a financial liability. These amounts have been fully recognized in the condensed consolidated financial statements for the year ended
June 30, 2024, and the amounts will be reflected in the comparatives included in the December 31, 2024 interim financial statements. The following table summarizes the impact on the financial statements of the Group:

	As Previously Reported December 31, 2023 US$(000's)	Adjustment	As Adjusted – December 31, 2023 US$(000's)
Condensed consolidated statement of profit or loss and other comprehensive income			
Fair value loss on derivative – investor options	–	$5,500	$5,500
Loss before tax	$101,223	$5,500	$106,723
Condensed consolidated statement of financial position			
Derivative financial liabilities – investor options	–	($8,663)	($8,663)
Contributed equity	$374,320	($3,163)	$371,157
Accumulated losses	($455,648)	($5,500)	($461,148)
Total equity	($46,914)	($8,663)	($55,577)
Basic and diluted loss per share (cents)	**(16.23)**	**(0.95)**	**(17.18)**

There is no impact on the condensed consolidated statement of cashflows.

19

Notes to the Condensed Consolidated Financial Statements (continued)

5. Operating segments

The Group operates in one industry and two geographical areas, those being the biotechnology and healthcare industry and Australia and US, respectively.

The Group is focused primarily on developing a novel therapy for the treatment of highly prevalent and progressive retinal diseases. The Chief Executive Officer regularly reviews entity wide information that is compliant with Australian Accounting Standards.

There is only one segment for segment reporting purposes, and the information reviewed by the Chief Executive Officer for the purpose of resources allocation and performance assessment is the same as the information presented in the condensed consolidated financial statements.

Its only revenue stream in the current half year is royalty income generated from licenses granted in respect of the Group's intellectual property that are unrelated to its core business and the development of sozinibercept and that are not under development. These licenses are primarily used by third-party licensees for research purposes. All of the royalty income for the half year ended December 31, 2024, of US$24 thousand (December 31, 2023: US$61 thousand) was generated from customers based outside Australia. The Group does not have any major customers. All equipment is located in Australia and United States.

6. Net foreign exchange gain/(loss)

	2024 US($000's)	2023 US($000's)
Net foreign exchange (losses)/gains	(2,199)	827
	(2,199)	**827**

7. Interest expense on DFA

	2024 US$(000's)	2023 US$(000's)
Interest expense on DFA	22,178	10,499
	22,178	**10,499**

The interest expense on DFA is non-cash interest at the imputed rate of approximately 23%.

8. Gain on remeasurement of financial liability – DFA

	2024 US$(000's)	2023 US$(000's)
Gain on remeasurement of financial liability – DFA	–	387
	–	**387**

At each reporting date, the Group reassesses the estimated timing of regulatory approval and attainment of sales milestones and the expected fixed and variable contractual success fee payments due therefrom. If the timing and/or amount of such expected payments is materially different from the estimates used on the initial recognition date, the Group will adjust the accretion of the development financing liability using the previously determined imputed interest rate.

20 Opthea
2025 Half-Year Report

Notes to the Condensed Consolidated Financial Statements (continued)

At December 31, 2023, the Group performed a remeasurement of the carrying amount of the Financial Liability recognized under the Development Funding Agreement. The remeasurement resulted in a non-cash gain of US$0.4 million. This change is recorded on the Profit or Loss statement as an unrealized remeasurement adjustment gain on the DFA. The Group will continue to accrete non-cash interest at the imputed rate of approximately 23%. Refer to Note 7.

The DFA financial liability is initially recognized at fair value, and subsequently measured at amortized cost, using the effective interest rate method. In the prior period, changes in the financial liability arising from changes in the expected timeline for approval and commercial launch were presented in the condensed consolidated statement of profit or loss and other comprehensive income as a "Fair value adjustment gain on DFA." In the current year, the description of this amount has been updated to "Gain on remeasurement of financial liability – DFA" to better reflect the underlying nature of the instrument and the subsequent measurement at amortized cost. This change had no effect on the statement of financial position and the reported results of operations in any of the financial periods presented.

At December 31, 2024, there were no changes in the estimated timing of regulatory approval and attainment of sales milestones and the expected fixed and variable contractual success fee payments.

9. Fair value loss on derivative – Investor options

	2024 US$(000's)	2023 US$(000's) Restated
Fair value loss on derivative – investor options in September 2023 (2023 Investor options)	3,852	5,500
Fair value loss on derivative – investor options in June 2024 (2024 Investor options)	28,382	–
	32,234	**5,500**

10. Income tax

A reconciliation between tax benefit and the product of accounting loss before income tax multiplied by the Group's applicable income tax rate is as follows:

	2024 US$(000's)	2023 US$(000's)
Accounting loss before tax	(137,892)	(106,723)
At the parent entity's statutory income tax rate of 30%	41,368	32,017
Research and development tax incentive on eligible expenses	6,056	5,287
Non-deductible R&D expenditure	(3,891)	(3,646)
Other non-deductible expenses – share-based payment expense	(2,292)	(506)
Current tax expense – US	(81)	(249)
Amount of temporary differences and carried forward tax losses not recognized	(35,184)	(27,865)
Income tax benefit reported in the Statement of Profit or Loss and Other Comprehensive Income	**5,975**	**5,038**

21

Notes to the Condensed Consolidated Financial Statements (continued)

11. Cash and cash equivalents

	December 31 2024 US$(000's)	June 30 2024 US$(000's)
For the purpose of the half-year statement of cash flows, cash and cash equivalents are comprised of the following:		
Cash at bank and in hand Short-term deposits	20,683	91,729
	111,233	80,742
	131,916	**172,471**

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are with major Australian banks and are made for varying periods of between 62 days and 93 days, depending on the immediate cash requirements of the Group, and earn interest at a fixed rate for the respective short-term deposit periods. At the period end, the average rate was 4.13% (2023 half year: 3.87%).

12. Current assets – Prepayments

	December 31 2024 US$(000's)	June 30 2024 US$(000's)
Launch Service Agreement	2,700	2,700
R&D Contract Research Organization	62	223
Insurance	1,351	609
Other prepayments	111	365
	4,224	**3,897**

The Company has an agreement with Launch Therapeutics Inc. to provide clinical trials service support related to the COAST and ShORe programs. The US$2.7 million relates to payments made in advance of services provided. The insurance amount relates to specific Phase 3 clinical trial insurance in place for various sites around the world covering periods to the end of 2024 as well as D&O insurance. The non-current portion of the prepayments are recorded as non-current assets.

13. Non-current assets – Prepayments

	December 31 2024 US$(000's)	June 30 2024 US$(000's)
Launch Service Agreement	1,600	450
Other prepayments	2	17
	1,602	**467**

The non-current prepayment amount relates to the Launch Service Agreement refer to Note 12, and specific Phase 3 Clinical trial insurance in place for various sites around the world covering periods to 2026.

22
Opthea
2025 Half-Year Report

Notes to the Condensed Consolidated Financial Statements (continued)

14. Current liabilities – payables

	December 31 2024 US$(000's)	June 30 2024 US$(000's)
Creditors (unsecured)	5,397	9,472
Accruals	24,635	28,588
Payroll related tax liability	–	44
	30,032	**38,104**

Creditor are non-interest bearing and are normally settled on 30-day terms.

15. Current liabilities – derivative financial liabilities investor options

	2025 Number Outstanding	2024 Number Outstanding	2025 US$(000's)	2024 US$(000's)
Carrying amount at July 1	240,708,149	–	24,840	–
Fair valuation upon listing in September – 2023	–	97,823,852	–	3,163
Fair valuation upon issuance in June – 2024	–	142,886,040	–	10,454
Fair valuation upon listing in July – 2024	46,542,614	–	3,444	
Fair value of conversion of options to shares	–	(1,743)	–	(1)
Fair value loss on investors options at reporting date – 2023 investor options	–	–	3,852	11,193
Fair value loss on investor options at reporting date – 2024 investor options	–	–	28,382	31
Total derivative financial liability	**287,250,763**	**240,708,149**	**60,518**	**24,840**

Equity and Investor Options 2023

On August 28, 2023, the Company offered approximately 160.2 million new shares at the offer price of A$0.46 per new share and approximately 80.0 million Institutional and placement options with an exercise price of A$0.80 to participants in the Placement and Institutional Entitlement Offer on the basis of 1 Institutional option for every 2 new shares issued under the Placement and 35.4 million new shares at the offer price of A$0.46 per new share and approximately 18.0 million new options to eligible shareholders with an exercise price of A$0.80 on the basis of 1 new option for every 2 new shares issued under the Retail Entitlement Offer. Pursuant to the Retail Entitlement Offer and Institutional Entitlement Offer, the Company raised gross proceeds of A$90 million (US$58 million). Each Option entitles the holder to one ordinary share of the Company. These Investor options were listed September 21, 2023 at A$0.05 and December 31, 2024 at A$0.30 (ASX: OPTOA).

Equity and Investor Options – 2024

On June 14, 2024, the Company offered approximately 428.7 million new shares at the offer price of A$0.40 per new share and approximately 142.9 million Institutional and placement options with an exercise price of A$1.00 to participants in the Placement and Institutional Entitlement Offer on the basis of 1 Institutional option for every 3 new shares issued under the Placement and approximately 139.6 million new shares at the offer price of A$0.40 per new share and approximately 46.5 million new options to eligible shareholders with an exercise price of A$1.00 on the basis of 1 new option for every 3 new shares issued under the Retail Entitlement Offer. Pursuant to the Retail Entitlement Offer and Institutional Entitlement Offer, the Company raised gross proceeds of A$227.3 million (US$151.9 million), of which A$55.9 million (US$37.6 million) was received after year end. Each Option entitles the holder to one ordinary share of the Company. These Investor options were unlisted on issue and year end, a fair value was determined by management at June 30, 2024 of A$0.11 and December 31, 2024 at A$0.36 (ASX: OPTOB).

23

Notes to the Condensed Consolidated Financial Statements (continued)

Under AASB 9 *Financial Instruments* and AASB 132 *Financial Instruments: Presentation*, options with an exercise price denominated in a currency that differs from an entity's functional currency are treated as a derivative where not all existing equity investors are offered to participate in the equity raise on a pro rata basis. Such derivatives are measured at fair value with subsequent changes in fair value accounted for through profit and loss. Options with an exercise price of A$0.80 and A$1.00 meet this requirement as not all investors were offered to participate in the equity raise on a pro rata basis and the Company has presented the fair value of these options as a current liability on the condensed consolidated statement of financial position. As these options are exercised, the fair value at the date of exercise and the associated noncash liability will be included in our share capital along with the proceeds from the exercise. If these options expire, the noncash option liability is reversed through the condensed consolidated statement of profit and loss. There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the option derivative or when options expire unexercised.

Considering that the 2023 options are traded on the Australian Securities Exchange, the Company used the quoted price at the balance sheet date as the fair value of the options. The 2024 options have been fair valued using a Black Scholes model and are level 2 inputs. Key inputs to the valuation include the share price at grant date, expected term, volatility, dividend yield, risk free rate and exercise price. Where relevant, the expected life used in the model has been adjusted based on management's best estimate for the effects of non transferability, exercise restrictions (including the probability of meeting market conditions attached to the option), and behavioral considerations. Expected volatility is based on the historical share price volatility over the past two years and the implied volatility of the traded options. After listing date, July 17, 2024, the listed price of these options is used for measurement purposes.

16. Non-current liabilities – Financial liabilities – DFA

	December 31 2024 US$(000's)	June 30 2024 US$(000's)
Carrying amount at July 1	**200,536**	**85,660**
Funding at fair value	–	85,000
Amortized interest	22,178	30,263
Gain on remeasurement of financial liability – DFA	–	(387)
Carrying amount at December 31/June 30	**222,714**	**200,536**

In August 2022, Ocelot, an affiliate of Carlyle and Abingworth, have committed to provide Opthea no less than US$120.0 million and up to a maximum of US$170.0 million (the additional US$50 million being at the option of the Investor). In December 2023, Opthea entered into an Amended and Restated DFA which resulted in a co-investor contributing funding of US$50 million directly to the Company on the same terms and conditions as the existing agreement. The Company exercised significant judgement in accounting for the amended DFA, including consideration of whether the amended DFA resulted in a modification of the original loan. The Company concluded that the amended DFA agreement forms part of the existing agreement as the US$50 million is contemplated in the existing agreement on the same return and repayment profile, there have been no substantive changes in the original terms and conditions of the loan and the coinvestor was introduced by Ocelot.

The amounts of US$120 million and US$50 million committed under the DFA has been received in cash in prior periods. Pursuant to the DFA, Opthea is required to use commercially reasonable efforts to develop sozinibercept for the treatment of wet AMD in accordance with the DFA, pursuant to certain development timelines set forth therein.

Notes to the Condensed Consolidated Financial Statements (continued) In return, Opthea will pay to Carlyle and Abingworth (1) upon the first to occur of regulatory approval of sozinibercept for the treatment of wet AMD in the United States, United Kingdom or European Union (“Regulatory Approval”), fixed payments equal to a total of approximately two times the funding provided, consisting of seven payments, with the first payment due shortly after Regulatory Approval and the remaining six annual payments payable over a six‑year period thereafter, and (2) variable payments equal to 7% of net sales of sozinibercept for the treatment of wet AMD for each calendar quarter. The fixed and variable payment obligation discharge once Carlyle and Abingworth has received a total of four times their investment. The Group evaluated the Financing Agreement and determined it to be a research and development funding arrangement with the characteristics of a debt instrument, as the transfer of financial risk to Carlyle and Abingworth was not considered substantive and genuine. Accordingly, the Company has recorded payments received under the Financing Agreement as part of a development financing liability in its consolidated balance sheets. The Group accounts for the overall development financing liability at amortized cost based on the estimated timing of regulatory approval and attainment of certain sales milestones and the contractual success fee payments expected to be due therefrom, as discounted using an imputed interest rate. The development financing liability will be accreted as interest expense to its expected future repayment amount over the expected life of the agreement using the effective interest rate method. Certain legal and financial advisory fees incurred specifically to complete the Financing Agreement were capitalized and recorded as a reduction to the carrying amount of the development financing liability and will also be amortized to interest expense using the effective interest method. There are several factors that could affect the estimated timing of regulatory approval and attainment of sales milestones, some of which are not entirely within the Group’s control. Therefore, at each reporting date, the Group reassesses the estimated timing of regulatory approval and attainment of sales milestones and the expected contractual success fee payments due therefrom. If the timing and/or amount of such expected payments is materially different than original estimates, the Group will prospectively adjust the accretion of the development financing liability and the imputed interest rate. As of December 31, 2024, the development financing liability was classified as a long‑term liability, as the Group expects the related repayments of US$680 million (four multiples of the funding received), plus US$51 million relating to withholding tax obligations to take place between 2027 and 2032 for purposes of the model used to calculate its carrying value. The Group is liable for the withholding tax obligations and as a result, this obligation forms part of the financial liability. The imputed interest rate on the unamortized portion of the development financing liability was approximately 23%. Pursuant to the DFA, Opthea is required to use commercially reasonable efforts to develop sozinibercept for the treatment of wet AMD in accordance with the DFA, including pursuant to certain development timelines set forth therein. In certain instances which may result upon the termination of the DFA, the Group will be obligated to pay the Investors up to four multiples of the amounts paid to Opthea under the DFA. Termination can be triggered by a range of events including if Opthea fails to use commercially reasonable efforts to develop and commercialize sozinibercept, if positive trial results are not achieved or if regulatory approval is not obtained. The agreement also includes termination clauses relating to change of control, disagreement with DFA Investors, inability to fund development costs, safety, bankruptcy and other material breaches, as defined in the Financing Agreement. Each termination trigger has a corresponding percentage to be paid, with possible outcomes requiring the Group to repay an amount equal to 0%, 135%, 150%, 275% or 400% of the initial amounts paid to the Group under the DFA. This is equivalent to potential repayments of US$nil, US$229.5 million, US$255.0 million, US$467.5 million or US$680.0 million if a termination event is to occur. At December 31, 2024, the Group remains in compliance with the DFA and no such instances have occurred. The DFA contains terms that require compliance by the Company to maintain a minimum cash balance and to provide a notice to Ocelot in the event it anticipates that it does not have sufficient cash to fund its operations for the next six months. At December 31, 2024 the Group remains in compliance with the minimum cash balance requirements of the DFA. Pursuant to the Financing Agreement, Opthea granted the DFA Investors a security interest in all its assets (other than intellectual property not related to sozinibercept), provided that the Group is permitted to incur certain indebtedness. The security interest will terminate when the Group has paid the DFA Investors of the funding provided or upon certain terminations of the Financing Agreement. 24 Opthea 2025 Half‑Year Repor t

25

Notes to the Condensed Consolidated Financial Statements (continued)

17. Contributed equity

	December 31 2024 US$(000's)	June 30 2024 US$(000's)
(a) Ordinary shares		
Issued and fully paid at December 31/June 30	497,468	466,084
Movement in ordinary shares:		
Opening balance	466,084	320,883
Issue of shares on exercise of options granted under the LTIP	31	–
Issue of shares on exercise of options from Entitlement Offer	–	1
Issue of shares net of issuance costs $4,764,890	–	50,273
Issue of shares net of issuance costs $8,903,734	31,353	94,927
	497,468	**466,084**

Ordinary shares on issue:	No:	No:
Opening balance	1,091,466,771	467,159,434
Issue of shares on exercise of options granted under the LTIP	156,250	–
Issue of shares on exercise of options from Equity financing	–	1,743
Issue of shares from Placement and Institutional Offer	–	195,647,457
Issue of shares from Entitlement Offer	139,627,846	428,658,137
	1,231,250,867	**1,091,466,771**

Issued capital of ordinary shares at December 31, 2024 amounted to US$497.5 million (1,231,250,867 fully paid ordinary shares) net of share issue costs and tax. The Company issued 139,627,846 shares net of issue costs in respect of retail offer in July 2024 as well as listing 189,428,654 options expiring June 30, 2026.

Fully paid ordinary shares carry one vote per share and carry the right to dividends. No cash dividends have been paid, declared, or recommended during or since the end of the financial year by the Company. Issued capital at June 30, 2024 amounted to US$466.1 million (1,091,466,771 fully paid ordinary shares) net of share issue costs and tax. During the year ended June 30, 2024 the Company issued 195,647,457 ordinary shares for net proceeds of US$50.3 million via a placement and ANREO in August/September 2023 as well as 428,658,137 ordinary shares for net proceeds of US$94.9 million via a placement and Institutional Entitlement in June 2024.

Equity and Investor options – 2023

On August 28, 2023, the Company offered approximately 160.2 million new shares at the offer price of A$0.46 per new share and approximately 80.0 million Institutional and placement options with an exercise price of A$0.80 to participants in the Placement and Institutional Entitlement Offer on the basis of one Institutional option for every two new shares issued under the Placement and 35.4 million new shares at the offer price of A$0.46 per new share and approximately 18.0 million new options to eligible shareholders with an exercise price of A$0.80 on the basis of one new option for every two new shares issued under the Retail Entitlement Offer. Pursuant to the Retail Entitlement Offer and Institutional Entitlement Offer, the Company raised gross proceeds of A$90 million (US$58 million). Each Option entitles the holder to one ordinary share of the Company. These Investor options were listed September 21, 2023 at A$0.05 and December 31, 2024 at A$0.30 (ASX: OPTOA).

Notes to the Condensed Consolidated Financial Statements (continued) Equity and Investor options – 2024 On June 14, 2024, the Company offered approximately 543.3 million new shares at the offer price of A$0.40 per new share and approximately 142.9 million Institutional and placement options with an exercise price of A$1.00 to participants in the Placement and Institutional Entitlement Offer on the basis of one Institutional option for every three new shares issued under the Placement, and approximately 139.6 million new shares at the offer price of A$0.40 per new share and approximately 46.5 million new options to eligible shareholders with an exercise price of A$1.00 on the basis of one new option for every three new shares issued under the Retail Entitlement Offer. Pursuant to the Retail Entitlement Offer and Institutional Entitlement Offer, the Company raised gross proceeds of A$227.3 million (US$151.9 million), of which A$55.9 million (US$37.6 million) was received in July 2024. Each Option entitles the holder to one ordinary share of the Company. These Investor options were listed July 17, 2024 at A$0.11 and December 31, 2024 at A$0.36 (ASX: OPTOB). Options granted to directors and employees the Company has two share‑based payment schemes, the Long‑Term Incentive Plan (LTIP) and Non‑Executive Director Share and Option Plan. Options to subscribe for the Company’s shares have been granted under these plans to certain employees and directors. The Company granted 16.1 million options/rights over ordinary shares and 6.3 million ADS options under these plans during the half year ended December 31, 2024. These options/rights had a weighted average fair value at grant date of US$0.20 per option and US$2.24 per ADS option. The Company granted 9.8 million options/rights over ordinary shares and 3.7 million ADS options under these plans during the year ended December 31, 2023. These options/rights had a weighted average fair value at grant date of US$0.32, per option and US$0.70 per ADS option. During the half year to December 31, 2024 156 250 options granted under the LTIP and NED plan were exercised. During the half year to December 31, 2023, no options granted under the LTIP and NED Plan were exercised. At December 31, 2024, the Company had 31.1 million Non‑Executive Director options that remain unexercised with expiry of November 2033 for 13.5 million option, November 2032 for 2.6 million options, November 2026 for 4.5 million options, November 2025 for 3.5 million options, October 2025 for 2 million options, April 2025 for 2 million options and January 2025 for 3 million options. Capital management The Group is not subject to any externally imposed capital requirements. When managing share capital, management’s objective is to ensure the entity continues as a going concern as well as to provide benefits to shareholders and for other stakeholders. In order to maintain or achieve an appropriate capital structure, the Company may issue new shares or reduce its share capital, subject to the provisions of the Company’s constitution. The Group only commits to significant R&D expenditure when this is fully funded either by existing funds, the DFA or further equity raises. 26 Opthea 2025 Half‑Year Repor t

27

Notes to the Condensed Consolidated Financial Statements (continued)

18. Reserves

	December 31 2024 US$(000's)	June 30 2024 US$(000's)
Fair value of investments reserve[1]	1,085	1,085
Share-based payments reserve[2] Foreign currency translation reserve[3]	24,275	16,636
	20,089	20,089
Total reserves	**45,449**	**37,810**
1. Movement in fair value of investments reserve: Opening balance		
	1,085	1,085
Closing balance	**1,085**	**1,085**
2. Movement in share-based payments reserve: Opening balance		
Share-based payments expense Exercise of options	16,636	11,551
	7,639	5,085
	–	–
Closing balance	**24,275**	**16,636**
3. Movement in foreign currency translation reserve:		
Opening balance (Gains)/loss on translation	20,089	20,089
	–	–
Closing balance	**20,089**	**20,089**

1. Fair value of Investments reserve: This reserve records fair value changes on listed investments.
2. Share-based payment reserve: This reserve is used to record the value of equity benefits provided to executives and employees as part of their remuneration.
3. Movement in foreign currency translation reserve: The reserve records the value of foreign currency movements on translation of financial statements from A$ to US$.

28

Opthea
2025 Half-Year Report

Notes to the Condensed Consolidated Financial Statements (continued)

19. Commitments

(i) Research commitments

the Company has entered into research and development contracts with various third parties in respect of services for the Phase 3 wet AMD clinical trials and the clinical grade manufacture of sozinibercept. Expenditure commitments relating to these and intellectual property license agreements are payable as follows:

	December 31 2024 US$(000's)	June 30 2024 US$(000's)
Within one year	36,207	27,384
After one year but not more than five years After more than five years	4,689	3,505
	15	15
	40,911	**30,904**

Currently, the largest contract has a 60-day termination clause and commitments have been limited to six months under this contract.

(ii) Commercial commitments

the Group has entered into agreements with various third parties in respect of services for preparation of sozinibercept for commercial launch and pre-marketing activities. Expenditure commitments relating to these activities are payable as follows:

	December 31 2024 US$(000,s)	June 30 2024 US$(000's)
Within one year	1,143	63
After one year but not more than five years After more than five years	75 –	–
		–
	1,218	**63**

20. Events subsequent to reporting date

No other matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected, or may significantly affect, the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

Forward‑Looking Statements Certain statements in this report may contain forward looking statements within the meaning of the US private Securities litigation Reform Act of 1995. Any statement describing Opthea’s goals, expectations, estimates, intentions, or beliefs is a forward‑looking statement and should be considered an at‑risk statement. Forward‑looking statements in this report include statements regarding the therapeutic and commercial potential and size of estimated market opportunity of the Company’s product in development, the viability of future opportunities, future market supply and demand, the expected cash runway, the expected timing of top‑line data, expected intellectual property and exclusivity protections for Opthea’s product candidate, the financial condition, results of operations and businesses of Opthea, certain plans, objectives and strategies of the management of Opthea, including with respect to the current and planned clinical trials of its product candidate, and the timing thereof, the expected timing for planned regulatory submissions and potential approvals and the market access opportunities and strategies, Opthea’s goal of building out its organizational function and the future performance of Opthea. Forward‑looking statements, opinions and estimates provided in this report are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current conditions. Forward‑looking statements, including projections, and guidance on the future financial position of the Company is provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. They involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of Opthea and its directors and management and may involve significant elements of subjective judgment and assumptions as to future events that may or may not be correct. These statements may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to the risks described more fully in the section titled “Risk Factors” included at the end of this report, in Opthea’s Annual Report on Form 20‑F filed with the SEC on August 30, 2024, including risks associated with: the availability of funding, future capital requirements, the ability to continue as a going concern, the development, testing, production, marketing and sale of drug treatments, regulatory risk and potential loss of regulatory approvals, ongoing clinical studies to demonstrate sozinibercept safety, tolerability and therapeutic efficacy, CRO, CDMO and labor costs, intellectual property protections, the development, testing, productions, marketing and sale of drug treatments, and other factors that are of a general nature which may affect the future operating and financial performance of the Company. No representation, warranty, or assurance (express or implied) is given or made in relation to any forward‑looking statement by any person (including the Company and Opthea Related persons). In particular, no representation, warranty or assurance (express or implied) is given that the occurrence of the events expressed or implied in any forward‑looking statements in this report will actually occur. Actual results, performance or achievement may vary materially from any projections and forward‑looking statements and the assumptions on which those statements are based. The forward‑looking statements in this report speak only as of the date of this report. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, the Company and Opthea Related persons disclaim any obligation or undertaking to provide any updates or revisions to any forward‑looking statements in this report to reflect any change in expectations in relation to any forward‑looking statements or any change in events, conditions, or circumstances on which any such statement is based. Nothing in this report will create an implication that there has been no change in the affairs of Opthea since the date of this report. 29

The Consolidated Entity Disclosure Statement For the half year ended December 31, 2024 Opthea Limited Consolidated entity disclosure statement as at December 31, 2024 Body Corporates Entity Name Entity Type Place Formed or Incorporated % of Share Capital Held Australian or Foreign Foreign Jurisdiction Opthea Limited Body corporate Australia N/A Australian N/A Vegenics Pty Limited Body corporate Australia 100% Australian N/A Opthea US Inc Body corporate United States 100% Foreign United States Tax Residency There are no trusts, partnerships or joint ventures within the consolidated entity. Accordingly, none of the above entities was a trustee of a trust within the consolidated entity, a partner in a partnership within the consolidated entity, or a participant in a joint venture within the consolidated entity. 30 Opthea 2025 Half‑Year Repor t

Directors’ Declaration The Directors declare that: in the Directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and in the Directors’ opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity. Signed in accordance with a resolution of the Directors made pursuant to s.303(5) of the Corporations Act 2001. On behalf of the Directors Jeremy Levin Chairman Melbourne, February 28, 2025 31

Deloitte Touche Tohmatsu ABN 74 490 121 060 477 Collins Street Melbourne VIC 3000 Australia Tel: +61 8 9365 7000 www.deloitte.com.au Independent Auditor’s Review Report to the Members of Opthea Limited Conclusion We have reviewed the half-year financial report of Opthea Limited (the “Company”) and its subsidiaries (the “Group”), which comprises the condensed consolidated statement of financial position as at 31 December 2024, and the condensed consolidated statement of profit or loss and other comprehensive income, the condensed consolidated statement of cash flows and the condensed consolidated statement of changes in equity for the half-year ended on that date, notes to the financial statements, including material accounting policy information and other explanatory information, and the directors’ declaration as set out on page 31. Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of the Group does not comply with the Corporations Act 2001, including: Giving a true and fair view of the Group’s financial position as at 31 December 2024 and of its performance for the half-year ended on that date; and Complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. Basis for Conclusion We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity. Our responsibilities are further described in the Auditor’s Responsibilities for the Review of the Half-year Financial Report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (“the Code”) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code. We confirm that the independence declaration required by the Corporations Act 2001 which has been given to the directors of the Company, would be in the same terms if given to the directors as at the time of this auditor’s review report. Material Uncertainty related to Going Concern We draw attention to Note 2 of the condensed consolidated financial statements which indicates that the Group incurred a net loss of $131.9 million, had a net cash outflow from operating activities of $72.6 million during the half-year ended 31 December 2024, and, as of that date, the Group had an equity deficit of $168.7 million. As stated in Note 2, these events or conditions, along with other matters as set forth in Note 2, indicate that a material uncertainty exists that may cast significant doubt on the Group's ability to continue as a going concern. Our conclusion is not modified in respect of this matter. Directors’ Responsibilities for the Half-year Financial Report The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. Liability limited by a scheme approved under Professional Standards Legislation. Member of Deloitte Asia Pacific Limited and the Deloitte organisation. Independent Auditor’s Review Report to the Members of Opthea Limited 32 Opthea 2025 Half‑Year Repor t

Auditor’s Responsibilities for the Review of the Half-year Financial Report Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2024 and its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. DELOITTE TOUCHE TOHMATSU Chetan Vaghela Partner Chartered Accountants Melbourne, 28 February 2025 Independent Auditor’s Review Report to the Members of Opthea Limited (continued) 33

Corporate Information COMPANY Opthea Limited ABN 32 006 340 567 DIRECTORS Jeremy Levin Non‑Executive Director and Chairman Lawrence Gozlan Non‑Executive Director Julia Haller Non‑Executive Director Susan Orr Non‑Executive Director Quinton Oswald Non‑Executive Director Anshul Thakral Non‑Executive Director Sujal Shah Non‑Executive Director Kathy Connell Non‑Executive Director COMPANY SECRETARY Karen Adams BBus, CPA GAICD, FGIA FCG REGISTERED OFFICE Level 4, 650 Chapel Street South Yarra, Victoria 3141 US OFFICE 103 Carnegie Center Boulevard, Suite 300 Princeton, NJ, USA, 08540 PRINCIPAL ADMINISTRATIVE OFFICE Level 4, 650 Chapel Street South Yarra, Victoria 3141 www.opthea.com Telephone: +61 (3) 9826 0399 BANKERS Commonwealth Bank of Australia Melbourne, Victoria 3000 AUDITORS Deloitte Touche Tohmatsu 8 Parramatta Square Level 37, 10 Darcy Street Parramatta, NSW 2150 Australia SOLICITORS Allens Level 40, 101 Collins Street Melbourne, Victoria 3000 Cooley LLP 3175 Hanover Street Palo Alto, CA, USA, 94304 SHARE REGISTER Computershare Investor Services Pty Ltd Yarra Falls, 452 Johnston Street Abbotsford, Victoria 3067 Telephone: +61 (3) 9415 4000 or 1300 850 505 (within Australia) STOCK EXCHANGE LISTING Opthea Limited’s shares are quoted on the Australian Securities exchange Limited (“ASX”) (ticker: OPT). Opthea Limited American Depositary Shares (“ADS”) are quoted on National Association of Securities Dealers automated Quotations (“Nasdaq”) Stock market (ticker: OPT). 34 Opthea 2025 Half‑Year Repor t

colliercreative.com.au #OPT0048 This page has been left blank intentionally.

opthea.com